Exhibit 10.11

PRODUCTION & BROADCASTING AGREEMENT

By and between: FMW Media Works LLC,”FMW”

And Boatim Inc. (BTIM) (“Client”)

Effective Date: October 26, 2021

RECITALS:

This Production Agreement (this “Agreement”) is made as of Effective Date written above (“Effective Date”), by and among Boatim Inc. (BTIM) (the “Client”), whose principal place of business is 7950 NW 53rd Street, Suite 337 Miami, Florida 33166 and FMW Media Works LLC, having its principal place of business at 425 Broadhollow Road, Suite 217, Melville, NY, 11747 and is made in light of the following recitals which are a material part hereof:

WHEREAS FMW Media Works LLC, is an independent media services company and FMW Media Works LLC, has knowledge and experience to provide television, production, media analysis, procurement as the Client believes can assist it in furthering its media awareness; WHEREAS, Client is retaining FMW Media Works LLC, to create media content and assist in the distribution thereof, and perform certain services as set forth on Schedule A annexed hereto. NOW, THEREFORE, for and in consideration of good and valuable consideration, including, but not limited to the mutual promises set forth herein, the receipt and sufficiency of which is acknowledged by each party hereto, the parties hereby agree as follows:

WITNESSETH: Recitals Govern. The parties desire to enter into this Agreement for purposes of carrying out the above recitals and intentions set forth above and this Agreement shall be construed in light thereof.

Compensation for Services: The Client agrees to pay FMW Media Works LLC, 875,000 Restricted Shares Rule 144 Stock total due upon signing and an additional $7,500 per month, due before each interview, for 12 months. The monthly payments can be paid after monies are raised.

Client’s Initials:	FMW’s Initials:

Production Services: FMW Media Works LLC, agrees to provide the Services to the Client during the “Term” (as hereinafter defined). FMW Media Works LLC, agrees to provide such information, evaluation, and analysis, in accordance with the Services as will assist in maximizing the effectiveness of the Client’s business model. FMW shall personally provide the Services and the Client understands that the nature of the services to be provided are part-time and that FMW will be engaged in other business activities during the term of this Agreement.

Conflicts: The Client waives any claim of conflict and acknowledges that FMW has owned and continues to work with and provide production services with companies in competitive businesses.

Confidential Information: FMW agrees that any information received by FMW during any furtherance of FMW’s obligations in accordance with this Agreement, which concerns the personal, financial or other affairs of the Client will be treated by FMW in full confidence and will not be revealed to any other persons, firms or organizations. In connection herewith, FMW and the Client have entered into that Confidentiality Agreement in the form attached hereto as Schedule B.

Role of FMW Media Works, LLC: FMW shall produce an informative T.V. show that will discuss the Client and its business. FMW Media Works, LLC will broadcast this show on a well-known network, and keep the show archived for a minimum of 1 year via its website www.newtothestreet.com.

Liability: With regard to the services to be performed by FMW Media Works LLC, pursuant to this Agreement, FMW Media Works LLC, shall not be liable to the Client, or to anyone who may claim any right due to any relationship with the Client, for any acts or omissions in the performance of services on the part of FMW or on the part of the agents or employees of FMW, except when said acts or omissions of FMW Media Works LLC, are due to willful misconduct or gross negligence of FMW Media Works LLC. The Client shall hold FMW Media Works LLC, free and harmless from any obligations, costs, claims, judgments, attorneys’ fees, and attachments arising directly out of the services rendered to the Client pursuant to the terms of this Agreement or in any way connected with the rendering of services, except when the same shall arise due to the willful misconduct or gross negligence of FMW and FMW Media Works LLC, is adjudged to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction.

Term: The term of this Agreement shall commence as of the Effective Date and shall continue for a period of 12 months from that date unless sooner terminated as provided herein. It is understood that this Agreement shall not automatically renew and no obligations to renew are implied notwithstanding continued efforts to fulfill terms and conditions incomplete as of the termination of this Agreement.

Performance of Services: FMW Media Works LLC, will perform most services in accordance with this Agreement at a location and at times chosen in FMW’s discretion.

Representations and Warranties: Client Representations & Warranties. The Client represents and warrants to FMW Media Works LLC, that: The shares/stocks to be issued are authorized to be issued by the Client; The Client has full right, power, and corporate authority to execute and enter into this Agreement, and to execute all underlying documents and to bind such entity to the terms and obligations hereto and to the underlying documents and to deliver the interests and consideration conveyed thereby, same being authorized by power and authority vested in the party signing on behalf of the Client; FMW Media Works LLC, Representations.

FMW Media Works LLC, represents and warrants to the Client that:

It will acquire the same for investment and not with a view to the sale or other distribution thereof and will not at any time sell, exchange, transfer, or otherwise dispose of the same under circumstances that would constitute a violation of Securities Laws.

Each of the warranties, representations, and covenants contained in this Agreement by any party thereto shall be continuous and shall survive the delivery of FMW’s Services and the termination of this Agreement.

FMW Media Works LLC, is an independent contractor and will not and cannot make any binding obligations on behalf of the Client; If FMW Media Works LLC, comes into possession of non-public information, FMW Media Works LLC, will cease ALL trading activity until such information becomes public or stale. Notwithstanding the aforementioned, it is neither the Client nor FMW’s intention for FMW Media Works LLC, to hold onto the shares/stocks indefinitely.

Arbitration: Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) shall be entered in any court having jurisdiction thereof. For that purpose and the resolution of any other claim hereunder, the parties hereto consent to the exclusive jurisdiction and venue of an appropriate court located in the County of Nassau or Suffolk, New York. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be a Founder, Managing Partners. In such an event no action will be entertained by said Court or any Court of competent jurisdiction, if the claim is filed more than one year subsequent to the date the cause(s) of action actually accrued, regardless of whether damages were otherwise as of said time calculable.

Notices: All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or delivered by facsimile or delivered personally to the address written above or to such other address of which the addressee shall have notified the sender in writing. Notices mailed in accordance with this section shall be deemed given when mailed.

Binding Effect, Assignment, and Succession: All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of his, her or its respective heirs, personal representatives, successors, and assigns, whether so expressed or not. Except for assignment of the options as provided above, no party to this Agreement may, however, assign his rights hereunder or delegate his obligations hereunder to any other person or entity without the express prior written consent of the other parties hereto.

Entire Agreement and Interpretation: This Agreement, including any exhibits and schedules thereto, constitutes and contains the entire agreement between the Client and FMW Media Works LLC, with respect to the provision of FMW’s Services and Compensation and supersedes any prior agreement by the parties, whether written or oral. It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought. The waiver of a breach of any term or condition of this Agreement must be in writing and signed by the party sought to be charged with such waiver, and such waiver shall not be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this agreement.

Miscellaneous: The section headings contained in this Agreement are inserted as a matter of convenience and shall not be considered in interpreting or construing this Agreement. This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The invalidity or lack of enforce-ability of any provision of this Agreement shall not affect the validity or enforce-ability of the remaining provisions. Time is of the essence in this Agreement and the obligations of the parties hereto.

IN WITNESS WHEREOF, the Client and FMW Media Works LLC, have executed this Agreement as of the day and year first written above.

Client Signature:	FMW Media Works, LLC:

Joseph Johnson, CEO	Vince Caruso, Managing Member
Boatim Inc (BTIM)	FMW Media Works, LLC

SCHEDULE A: Schedule of Services and Deliverables. FMW shall provide the following Strategic Services:

1.	Develop a biography format T.V. show outlining the previous publicly announced milestones of Boatim Inc. (BTIM). The interviews are conducted at the NASDAQ MarketSite in NYC by our NASDAQ anchor.

2.	Produce 12 HD specialized NASDAQ interviews, of approximately seven to ten (7-10) minutes duration each. These interviews are then shared exclusively on New to the Street T.T. shows syndicated on the business networks listed below. The content interviews are co-owned by Boatim, the television networks, and FMW Media Works/New to the Street.

3.	Broadcast 12 interviews on FOX Business Network to a minimum of 95.2 million (95,200,000) households.

4.	.Broadcast 12 interviews on NEWSMAX households. Each interview on NEWSMAX also includes strong social media support from the NEWSMAX including a tweet prior to the Friday preview, that includes your company name and symbol that reaches 900k+ followers.

5.	Broadcast 12 interviews on Bloomberg 124,000,000 households.

6.	Broadcast 12 interviews on RNN 30,000,000 households.

7.	Broadcast 12 interviews on KRON4 2,700,000 households.

8.	12 Special Edition NASDAQ Tech Reports-one monthly. Boatim will receive 15 individual Network News Pickups including; ABC, NBC, CBS, etc., during local morning and evening business television news.

9.	Continue to make visible the show on the Internet for 12 months, being hosted and archived on www.newtothestreet.com.

10.	12 months of social media support - will tweet every news release to those who follow New to the Street.

11.	Website - have interviews and/or links on www.newtothestreet.com or www.exploringtheblock.com

12.	Press releases for 12 months - one per interview announcing the airing of the segment.

13.	TV guide listing across networks.

14.	Produce and Broadcast 480 total-15/30 second commercials, tailored for Boatim Inc., to air across FOX, FOX Business Network, Bloomberg, NEWWSMAX, CNBC, CNN and MSNBC. Commercials will run for 12 months, 20 (15 second spots) 20 (30 second spots) monthly.

15.	NYC Subway Digital Billboards-Boatim Inc. commercials to run on Subway Boards 2 times per hour in NYC (minimum 50 per day).

LOCATIONS:
14th Street-Union Square-N,Q,R,W	42 Boards
Columbus Circle	45 Boards
59th Street-4,5,6	39 Boards
Fulton Street-4,5	18 Boards
Wall Street-4,5	4 Boards
72nd Street-2nd Avenue	8 Boards

NOTE: Schedule A is the guaranteed minimum number of broadcasts. FOX Business and NEWSMAX are giving us additional airings.

SCHEDULE B: Confidentiality Agreement

This Confidentiality Agreement (hereafter this “Agreement”), made this 26th day of October 2021 by and among Boatim Inc. (BTIM) (the “Client”), whose principal place of business is 7950 NW 53rd Street, Suite 337 Miami, Florida 33166 and FMW Media Works, LLC, 425 Broadhollow Road, Suite 217, Melville, NY, 11747. Given that the client and FMW Media Works LLC, each desire to make certain confidential information concerning the Client, its technology, its investments, its processes, its marketing strategies, its capitalization, and finances, and its business, as well as similar confidential information lawfully possessed by FMW Media Works LLC, (collectively, the “Information”) for purposes, agreed to be legitimate and the Client and FMW Media Works LLC, each agree to hold such information confidential pursuant to the terms of this Agreement, in consideration of the mutual promises and other good and valuable consideration, the receipt and sufficiency of which is acknowledged and with the intent to be legally bound hereby, the Client and FMW Media Works LLC, agree as follows:

The Information includes, but is not limited to, (i) all proprietary information on the Client, (ii) any and all data and information given or made available to FMW Media Works LLC, by the Client, whether written or in machine-readable form, (iii) any and all of the Client’s and FMW’s notes, work papers, investigations, studies, computer printouts, and any other work product including electronic data files, regardless of nature containing any such data and information, (iv) all copies of any of the foregoing, and (v) any information reasonably known, knowable or foresee-ably could or should be confidential by a reasonably prudent person upon a preponderance of the evidence.

FMW Media Works LLC, and Client each understand that the Information is proprietary to the client and FMW Media Works LLC, and each agrees to hold the Information given by the other strictly confidential, except as used in connection with the services being rendered by the Client. The Client and FMW each agree that the Information shall be used for the purpose of performing the services hereunder. Neither the Client nor FMW Media Works LLC, shall have the right to make copies or hold copies of documents except for reports and notes, which have been generated by them, which reports, and notes shall be retained for their exclusive use and shall remain confidential.

It is understood that this Confidentiality Agreement shall not apply to any information otherwise covered herein (i) which is known to either the Client or FMW Media Works LLC, prior to the date of the Confidentiality Agreement, (ii) which is disclosed to FMW or the Client by a third party who has not directly or indirectly received such Information in violation of an agreement with party from whom it was received, or (iii) which is generally known within the industry.

This Confidentiality Agreement shall be governed by and construed in accordance with the laws of New York and shall be enforceable solely by and be for the sole benefit of FMW Media Works LLC, and Client, their successors and assigns.

In witness whereof, “the Client” and FMW Media Works LLC, have executed this Agreement as of the date above.

Client Signature:	FMW Media Works, LLC:

Joseph Johnson, CEO	Vince Caruso, Managing Member
Boatim Inc (BTIM)	FMW Media Works, LLC